EXHIBIT 4.8

CONSULTING SERVICES AGREEMENT

This Consulting Services Agreement dated as of                                 , 2004 is entered into between and among Arena Resources, Inc. (the “Company”), Neidiger, Tucker, Bruner, Inc. and Lane Capital Markets, LLC (the “Consultants”).

RECITALS

WHEREAS, the Consultants have experience in the financial consulting business; and

WHEREAS, the Consultants desire to provide the financial consulting services (the “Services”) set forth in Section 3 hereof to the Company and the Company desires to retain the Consultants to provide the Services to the Company.

NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1. Retention. The Company hereby retains the Consultants, and the Consultants agree to be retained by the Company, to perform the Services as Consultants to the Company on the terms and conditions set forth herein. The parties agree that the Consultants shall be retained by the Company as independent contractors on a consulting basis and not as employees of the Company.

2. Term. The term of this Agreement shall commence of the date hereof and shall end on                                 , 2006.

3. Duties of Consultants. During the term of this Agreement, Consultants shall provide the Company with such regular and customary advice as is reasonably requested by the Company, within the scope of the Services enumerated below. It is understood and acknowledged by the parties that the value of Consultants’ advice cannot be readily quantified, and that the Consultants shall be obligated to render advice upon the request of the Company, in good faith, but not be obligated to spend any specific amount of time so doing. Consultants’ duties shall include, but will not be limited to, providing recommendations covering one or more of the following related matters upon the request of the Board of Directors of the Company and/or its President.

a.	Assisting in the introduction of the Company to registered representatives at various registered broker/dealers;

b.	Arranging, on behalf of the Company, meetings with securities analysts of regional investment banking firms;

c.	Rendering financial advice with regard to corporate matters;

d.	Furnishing advice to the Company in connection with prospective acquisitions and/or merger candidates;

e.	Participating as financial advisors at meetings of the Company’s Board of Directors or any committee thereof;

f.	Using their best efforts to cause research reports concerning the Company to be written and disseminated by investment banking firms; and

g.	Using their best efforts to provide the Company with market-makers in its Common Stock, which market-makers have not previously made a market in the Company’s securities.

The Company may, at any time, request additional duties and services of the Consultants. The Consultants will provide the Company a fee structure for such additional services upon request.

4. Compensation. In consideration for the Services to be rendered by the Consultants to the Company pursuant to this Agreement, the Company shall pay the Consultants at the aggregate rate of $3,000 per month; provided, however, that the total amount due under this Agreement of $72,000, less $18,000 heretofore paid by the Company to the Consultants, shall be prepaid on execution hereof.

5. Expenses. The Company will promptly reimburse Consultants for all reasonable and required out-of-pocket expenses properly incurred by the Consultants in performance of this Agreement provided that the Company has approved such expenses in advance and provided further that a written accounting, reasonable and acceptable to the Company, is made by the Consultants.

6. Confidentiality. Consultants acknowledge that as a consequence of their relationship with the Company, they have been and will continue to be given access to ideas, trade secrets, methods, customer information, business plans and other confidential and proprietary information of the Company (collectively, “Confidential Information”). Consultants agree that they shall maintain in confidence and shall not disclose directly or indirectly to any third parties for use for any purposes (other than the performance hereof) the Confidential Information for the term of this Agreement and a period of two years thereafter, unless previously approved by the Company in writing. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Section 6 are not performed by the Consultants in accordance with the specific terms or are otherwise breached by the Consultants. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Section 6 and to enforce specifically the terms and provisions hereof in any court of the United States or any State having jurisdiction in addition to any other remedy to which they are entitled at law or in equity. Upon termination of this Agreement, the Consultants shall immediately return all Confidential Information related to the Company under this Agreement.

7. Compliance with Law. The Consultants agree that in performing this Agreement the Consultants shall comply with the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, the applicable rules and regulations of the Securities and Exchange Commission thereunder, the statutes of any state security commissions and departments, the applicable rules and regulations of the National Association of Securities Dealers, Inc. and any other applicable federal, state or foreign laws, rules and regulations.

8. Indemnity. The Consultants shall indemnify the Company, its directors, officers, stockholders, representatives, agents and affiliates (collectively, the “Affiliated Parties”) from and against any and all claims, losses, damages, fines, fees, penalties, deficiencies, expenses, including expenses of investigations, court costs and fees and expenses of attorneys which the Company or its Affiliated Parties may sustain at any time resulting from, arising out of or relating to the breach or failure to comply with any of the covenant or agreements of the Consultants or its Affiliated Parties contained in this Agreement.

The Company shall indemnify the Consultants, their directors, officers, stockholders, representatives, agents and affiliates from and against any and all claims, losses, damages, fines, fees, investigations, court costs and fees and expenses of attorneys which the Consultants or their Affiliated Parties may sustain at any time resulting from, arising out of or relating to the breach or failure to comply with any of the covenants or agreements of the Company or as a result of any untrue statement of fact provided by the Company to the Consultants in the performance of their services under this Agreement.

9. Applicable Law. This Agreement shall be governed by the internal laws of the State of Colorado without regard to its conflict of law provisions.

If the foregoing sets forth your understanding of our Agreement, kindly indicate your compliance on the space provided below.

AGREED AND ACCEPTED BY:

ARENA RESOURCES, INC.

By:	Date:
Its:.

NEIDIGER, TUCKER, BRUNER, INC.

By:		Date:
Anthony B. Petrelli, Vice President

LANE CAPITAL MARKETS, LLC

By:		Date:
John D. Lane, Manager

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